EXHIBIT 21

Bank of Clarke County is a wholly-owned subsidiary of the Registrant. Bank of Clarke County is a Virginia banking corporation, headquartered in Berryville, Virginia within the County of Clarke.

Eagle Financial Statutory Trust I (the “Trust”) is a wholly-owned subsidiary of the Registrant. This Trust was formed under the laws of the State of Connecticut for the purpose of issuing redeemable capital securities.